EXHIBIT 99.1

Innovation Beverage Group Provides Update on Merger with BlockFuel Energy and Production Restart to Advance Dual Revenue Model Spanning Energy and Digital Asset Mining

Onsite Natural Gas–Powered Digital Mining Strategy Positions Combined Group for Capital-Efficient, Scalable Cash Flow Generation

SYDNEY, Feb. 11, 2026 (GLOBE NEWSWIRE) -- Innovation Beverage Group Ltd (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, today provided an update regarding its proposed merger with BlockFuel Energy Inc., a Texas corporation (“BFE”), including operational, financial, and strategic milestones that position the combined transaction parties as a capital-efficient energy producer with a differentiated digital infrastructure growth strategy.

The companies remain on track to complete the merger in the first quarter of 2026, subject to customary approvals and closing conditions. Integration planning continues, with a clear focus on building a vertically integrated platform that monetizes hydrocarbons through both conventional sales channels and potential digital energy applications.

Ten wells are currently back in production, with an additional seven wells expected to be returned to production by month-end, materially increasing active production and available gas volumes across the portfolio.

BFE expects to complete its first oil and gas sales in February 2026, with initial revenues anticipated before the end of the first quarter ended March 31, 2026. These initial oil and gas revenues are expected to provide near-term cash-flow visibility following completion of the merger.

Digital Energy and Mining Strategy

In parallel with production restarts, planning is advancing for the potential deployment of digital mining infrastructure powered directly by natural gas produced onsite. Initial planning takes into consideration modular, wellhead-adjacent generation and mining deployments, allowing capacity to scale in-line with gas availability and capital deployment.

Based on preliminary engineering and comparable field deployments, BFE management believes onsite gas-to-power costs may be meaningfully below grid-based power pricing, while avoiding transportation, processing, and third-party power costs. Even modest allocations of produced gas to digital infrastructure may support incremental margins per unit of gas, while preserving flexibility to sell gas into traditional markets.

Daniel Lanskey, Chief Executive Officer of BlockFuel Energy, commented, “We view Bitcoin mining not as speculation, but as energy infrastructure. At its core, our strategy is about converting underutilized natural gas at the site into productive, revenue-generating capacity. By collocating modular power and mining directly at the wellhead, we believe the combined company can deploy capital efficiently, operate at a low effective energy cost, and scale output in-line with production. This approach has the potential to improve overall project economics while giving shareholders disciplined exposure to digital asset upside.”

The integrated energy-and-mining model is expected to enhance resilience across commodity cycles and provide a flexible demand sink for gas, while creating incremental cash flow per well without compromising conventional production strategy.

Portfolio Expansion and Scale

Further strengthening the asset base, BFE has executed a Letter of Intent with a previous vendor to acquire additional nearby producing oil fields, adding approximately 4,000 contiguous acres to its portfolio. The proposed acquisition is expected to both expand scale and improve operating efficiencies, increasing gas volumes available for both traditional sales and digital energy initiatives.

Management of the companies believe these milestones demonstrate disciplined execution across production, capital formation, and infrastructure planning, while reinforcing the strategic rationale for the IBG-BFE merger.

Upon completion, the combined group is expected to emerge as a small-cap, integrated energy company with near-term production, diversified revenue streams, and a scalable gas-to-digital infrastructure platform positioned to deliver long-term shareholder value.

Further updates will be provided as the merger, financing, production restart, digital mining deployment, and acquisition initiatives continue to progress toward completion.

About Innovation Beverage Group Ltd

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which is a well-established and favored bitters brand in Australia. Established in 2018, IBG’s headquarters, manufacturing and flavor innovation center are located in Sydney, Australia with a U.S. sales office located in California. For more information visit: https://www.innovationbev.com/.

About BlockFuel Energy

BlockFuel Energy is involved in the acquisition, exploration and development of proven oil fields onshore in North America. By turning natural gas at the source, including stranded and flared gas, into a potent resource for the digital era, BlockFuel Energy intends to redefine the energy industry. BlockFuel Energy combines state-of-the-art power generation with oil and gas exploration to power bitcoin mining operations and high-performance data centers. Our vertically integrated concept allows us to use co-location and modular power generation techniques to optimize efficiency and investment returns. Our cutting-edge solutions for energy optimization and extraction will enable us to transform underdeveloped resources into high-margin, scalable, and sustainable revenue streams. For more information visit: https://blockfuelenergy.com/.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the proposed merger between IBG and BlockFuel Energy, anticipated operational milestones, expected production levels, anticipated oil and gas sales, planned financing activities, potential deployment of digital infrastructure, expected economic benefits of such activities, and the proposed acquisition of additional oil field assets.

Forward-looking statements are typically identified by words such as “expects,” “anticipates,” “plans,” “projects,” “intends,” “believes,” “may,” “will,” “could,” “should,” or similar expressions. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, the ability of the parties to execute definitive transaction documents, satisfy closing conditions, obtain regulatory and stockholder approvals, commodity price volatility, operational risks, financing risks, regulatory developments relating to digital assets, and other risks described in IBG’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on these forward-looking statements. Neither IBG nor BFE undertakes any obligation to update such statements except as required by law.

Contact:

Innovation Beverage Group Limited
Sahil Beri
CEO
sahil@innovationbev.com
www.innovationbev.com

BlockFuel Energy Inc.
Daniel Lanskey
President and CEO
dan.lanskey@blockfuelenergy.com
www.blockfuelenergy.com

Investor Relations:
KCSA Strategic Communications
Phil Carlson, Managing Director
BlockFuel@KCSA.com